Exhibit 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from

2 May 2017 to 1 June 2017

1 June 2017	Total Voting Rights
31 May 2017	Holding in Company
23 May 2017	Voting Rights and Capital Update
17 May 2017	Director’s Other Appointment
9 May 2017	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

22 May 2017: Share Consolidation and Total Voting Rights

19 May 2017: General Meeting poll results

18 May 2017: Results for year ended 31 March 2017